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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

MIDWEST AIR GROUP, INC.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
597911106
(CUSIP Number)
Octavian Management, LLC
650 Madison Avenue, 23rd Floor
New York, New York 10022
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 16, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	597911106	13D	Page	2	of	15

1	NAMES OF REPORTING PERSONS Octavian Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		1,302,009

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,302,009

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,302,009

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	597911106	13D/A	Page	3	of	15

1	NAMES OF REPORTING PERSONS Octavian Global Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,302,009

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,302,009

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,302,009

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	597911106	13D/A	Page	4	of	15

1	NAMES OF REPORTING PERSONS Octavian Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,302,009

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,302,009

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,302,009

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	597911106	13D/A	Page	5	of	15

1	NAMES OF REPORTING PERSONS Octavian Advisors, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,302,009

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,302,009

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,302,009

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	597911106	13D/A	Page	6	of	15

1	NAMES OF REPORTING PERSONS Octavian Asset Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,302,009

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,302,009

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,302,009

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	597911106	13D/A	Page	7	of	15

1	NAMES OF REPORTING PERSONS Greg Racz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,302,009

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,302,009

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,302,009

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	597911106	13D/A	Page	8	of	15

1	NAMES OF REPORTING PERSONS Richard Hurowitz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Untied States

	7	SOLE VOTING POWER

NUMBER OF		1,302,009

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,302,009

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,302,009

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D/A
     This Amendment No. 4 (“Amendment”) to Schedule 13D (the “Schedule 13D”), relating to shares of Common Stock, par value $0.01 per share (the “Shares”), of Midwest Air Group, Inc. (the “Issuer ”), is being filed with the Securities and Exchange Commission on behalf of (i) Octavian Master Fund, L.P., a Cayman Islands limited partnership (“Octavian Master”); (ii) Octavian Global Partners, LLC, a Delaware limited liability company (“Octavian Partners”) and general partner of Octavian Master; (iii) Octavian Management, LLC, a Delaware limited liability company and managing member of Octavian Partners (“Octavian Management”); (iv) Octavian Advisors, LP, a Delaware limited partnership (“Octavian Advisors”) and investment manager of Octavian Master; (v) Octavian Asset Management, LLC, a Delaware limited liability company and general partner of Octavian Advisors (“Octavian Asset Management”); (vi) Mr. Greg Racz, a managing member of Octavian Management and Octavian Asset Management (“Mr. Racz”); and (vii) Mr. Richard Hurowitz, a managing member of Octavian Management and Octavian Asset Management (“Mr. Hurowitz” and together with those persons listed in (i)-(vi) above, the “Reporting Persons”).
     This Amendment is being filed to report recent transactions by Octavian Master and Octavian Special Master Fund, L.P. (“Octavian Special Master”), to which Octavian Partners is its general partner and Octavian Advisors serves as its investment manager, and to amend and restate Items 3, 5 and 7 as follows:
Item 3. Source and Amount of Funds
          As of the date hereof, the Reporting Persons have invested in Shares of the Issuer in the approximate amount of: $17,324,652. Currently, all Shares of the Issuer as of the date hereof are held by Octavian Master. The above amount includes any commissions incurred in making the investments. The source of these funds was the working capital of the Reporting Persons.
Item 5. Interest in Securities of the Issuer
          (a) As of the date hereof, the Reporting Persons beneficially own 1,302,009 Shares of the Issuer, of which 1,302,009 Shares are held by Octavian Master, which represents 5.2% of the Issuer’s outstanding Shares, which such percentages were calculated by dividing (i) 1,302,009 by (ii) 25,176,900 Shares outstanding as of October 15, 2007, based upon the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on October 25, 2007.
          (b) The Reporting Persons have the power to vote and dispose of the 1,302,009 Shares held by Octavian Master.
     The filing of this statement on Schedule 13D shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 1,302,009 Shares held by Octavian Master. Pursuant to Rule 13d-4, each of the Reporting Persons disclaim all such beneficial ownership beyond their pecuniary interest.

          (c) The transactions in the Issuer’s securities by the Reporting Persons during the sixty days prior to the obligation to file this Schedule 13D are listed as Exhibit 2 attached hereto and made a part hereof.
          (d) Not Applicable.
          (e) Not Applicable.
Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement by and among the Reporting Persons.

Exhibit 2	Transactions in the Issuer’s securities by the Reporting Persons in the sixty days prior to the obligation to file this Amendment to Schedule 13D that have not previously been reported by the Reporting Persons.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2007

OCTAVIAN MASTER FUND, L.P.

By: Octavian Global Partners, LLC
General Partner

By: Octavian Management, LLC
Managing Member

	By:	/s/ Greg Racz

Name: Greg Racz
Title: President & Chief Operating Officer

OCTAVIAN GLOBAL PARTNERS, LLC

By: Octavian Management, LLC
Managing Member

	By:	/s/ Greg Racz

Name: Greg Racz
Title: President & Chief Operating Officer

OCTAVIAN MANAGEMENT LLC

	By:	/s/ Greg Racz

Name: Greg Racz
Title: President & Chief Operating Officer

OCTAVIAN ADVISORS, LP

By: Octavian Asset Management, LLC,
General Partner

	By:	/s/ Greg Racz

Name: Greg Racz
Title: President & Chief Operating Officer

OCTAVIAN ASSET MANAGEMENT LLC

By:	/s/ Greg Racz

Name: Greg Racz Title: President & Chief Operating Officer

/s/ Greg Racz

Greg Racz

/s/ Richard Hurowitz

Richard Hurowitz